RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2009

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone: 514 397-1410
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended September 30, 2009. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended September 30, 2009, and our audited consolidated financial statements for the year ended December 31, 2008, and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. The data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Company’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 16.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2009

  Total gold sales of 16,840 ounces at an average price of US$899 (CAN$1,052) per ounce
  Q3 2009 EPS of $0.01 versus Q3 2008 EPS of ($0.04) and Q2 2009 EPS of ($0.05)
  Development work at the Francoeur project on schedule
  5,000 metre drilling program announced for Cripple Creek property
  $25.7 million in working capital as at September 30, 2009
  No long-term debt

Our Business

Richmont Mines has produced over 1,000,000 of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. Headquartered in Rouyn-Noranda, Quebec, Canada, the Company currently operates two gold mines, and manages several additional exploration and development projects. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships.

Vision and Strategy

Richmont’s executive team ultimately seeks to create shareholder value through the expansion of the Company’s property portfolio, and the continued cost-effective development and rationalization of the Company’s existing mineral resources. Our vision is to become an intermediate North American gold producer with 3 to 4 operating mines and a pipeline of exploration and development projects that will ensure the future growth of the Company’s portfolio of mineral assets, increase production rates, and enable us to continually replace our reserves to provide sufficient forward production. More specifically, our goal is to produce 200,000 ounces of gold annually, while building at least 1,000,000 ounces of gold reserves. To do this, Richmont will strive to continue generating positive cash flow and profitable growth. Our financial position is strong, with no long-term debt and $23 million in cash and cash equivalents.

02
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Experienced Management Team

Richmont Mines’ executive team has many years of gold industry experience, both with Richmont and other larger gold producers. A history of successful production combined with extensive experience in the development of advanced exploration projects, has earned our management team a strong reputation for expertise in the cost-effective recovery of gold from underground mines.

Pipeline

The Company is focused on the continued development of its existing portfolio of properties. Earlier in 2009, Richmont resumed development and exploration work at its Francoeur project in Quebec. This mine produced 345,000 ounces of gold in the past, but was closed in 2001 due to the low prevailing gold price. Based on current probable reserve estimates, detailed in full in the NI 43-101 compliant technical report filed by Richmont on SEDAR on August 5, 2009, this project is expected to produce 35,000 ounces of gold annually for an initial mine life of 4 years. Dewatering of the mine and refurbishing of the existing hoist and related infrastructure are progressing on schedule, and gold production is expected to begin in the first half of 2011.

Richmont has also scheduled a 5,000 metre drilling program at its 100%-owned Cripple Creek Gold Project for the first quarter of 2010. Located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years, past exploration has unveiled three notable zones on the property, two of which will be the focus of the planned drilling efforts. Richmont plans to investigate other promising gold targets on the property in the future. Please see our September 23, 2009 press release for full details.

In addition to ongoing organic growth initiatives, Richmont is actively evaluating possible North American partnership and/or acquisition opportunities as part of its commitment to expand its pipeline of exploration and development projects, and to cost-effectively build its North American reserve base.

03
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	960	872	931	897
Average selling price (US$)	899	861	929	867
Average selling price (CAN$)	1,052	918	1,087	924
Average exchange rate (US$/CAN$)	1.1701	1.0660 [2]	1.1701	1.0660[2]
Ounces of gold sold	16,840	16,723	46,704	48,829
Average cash cost (US$ /ounce)[3]	667	577	705	608
Average cash cost (CAN$ /ounce)[3]	780	615	825	648
KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	19,145	16,495	54,784	47,683
Net earnings (loss)	183	(894)	226	(451)
Net earnings (loss) per share	0.01	(0.04)	0.01	(0.02)
Cash flow from operations	1,594	820	2,334	4,689
Investments in property, plant and equipment	1,588	1,522	5,343	3,204

	September 30,	December 31,
	2009	2008

Cash, cash equivalents and short-term investments	23,489	26,142
Total assets	81,867	82,881
Shareholders’ equity	67,352	67,018
Shares outstanding (thousands)	26,105	26,113
KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	2.95	1.72
CAN$ (TSX)	3.15	2.08

[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2008.

[3]	The average cash cost includes operating costs and royalties.

EXCHANGE RATES

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results. Please note that previously published results may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

04
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2009

Total revenue for the third quarter of 2009 was $19,145, up 16% from the $16,495 generated in the comparable period of 2008. Results reflect a 15% improvement in precious metal revenue, buoyed by a slight increase in the number of ounces of gold sold and a higher average selling price, and a 24% increase in other revenue, driven primarily by an increase in custom milling revenues.

Richmont generated net earnings of $183 in the quarter, or $0.01 per share, up notably from last year’s net loss of $894, or ($0.04) per share. Driving this favourable shift was a higher realized average price per ounce, and lower year-over-year exploration and project evaluation costs, the benefits of which more than mitigated a lower grade of ore processed.

Precious metal revenue rose 15% year-over-year in the third quarter to $17,721, versus $15,348 in the comparable period in 2008, and increased 24% over the $14,237 generated in the second quarter of 2009. This improvement is largely attributable to a 15% year-over-year increase in the average selling price per ounce of gold to CAN$1,052 (US$899), versus CAN$918 (US$861) in the third quarter of 2008. A total of 16,840 ounces of gold were sold in the quarter, versus 16,723 ounces in the third quarter of 2008, as a 26% increase in ounces of gold sold from the Island Gold Mine was offset by a similar decrease in the number of ounces sold from the Beaufor Mine.

Operating costs, including royalties, were $13,139 in the third quarter of 2009, up 28% from last year’s $10,282. This increase primarily reflects higher tonnage at the Island Gold and Beaufor mines, which were up 49% and 5% year-over-year, respectively. However, lower recovered grades realized at both operations contributed to an increase in the average cash cost per ounce of gold produced to US$667 (CAN$780), from US$577 (CAN$615) last year.

Expenses related to custom milling at the Camflo Mill are $876 for the third quarter of 2009, versus $620 in the third quarter of 2008, reflecting the greater number of tonnes milled. Depreciation and depletion costs rose to $1,794 in the third quarter of 2009 from $1,507 last year, primarily as a result of the slightly higher number of gold ounces sold in the period and by a higher average rate of depreciation and depletion per ounce.

Third quarter administrative expenses stood at $652, down from $769 in the same period in 2008, with the decrease mainly attributable to lower professional fees. Stock-based compensation expenses for the quarter are $95, slightly down from the same quarter the prior year, at $108. During the third quarter of 2009, 85,000 options were granted to new employees. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, is $1.58.

05
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Quarterly exploration and project evaluation costs amounted to $2,510, down from $3,415 in the third quarter of 2008, reflecting last year’s incurrence of $1,849 of exploration costs at the Golden Wonder Project in Colorado. In October 2008, Richmont decided not to pursue its option to a 50% interest in this property, after drilling results failed to confirm the continuity of an economically viable ore zone. The Company is committed to continuing its efforts to grow its reserve base at its other properties, and incurred $1,129 of costs during the quarter at the Island Gold Mine, $572 at the Beaufor Mine, and an additional $959 at its Francoeur project.

The $85 mining and income tax recovery for the third quarter of 2009 included a $254 adjustment to previous years’ mining duties and a $357 reduction in future mining duties. The mining and income tax charge for the third quarter of 2008 amounted to $549 and was based on a pre-tax loss of $143. This charge takes into account the $449 portion of mining and income taxes of the subsidiary, Louvem Mines, and a $210 increase in exploration tax credits not booked against mining and income tax but rather against exploration expenses.

Nine-month period ended September 30, 2009

In the first nine months of 2009, total revenue increased 15% to $54,784 from $47,683 in the comparable period of 2008. Results were driven by an 18% increase in the average sales price per ounce of gold to CAN$1,087 (US$929), which was partially offset by a 4% decrease in the number of gold ounces sold to 46,704. Year-to-date results were similarly buoyed by higher custom milling revenues generated by the Camflo Mill.

Including royalties, operating costs for the nine-month period were $38,560, up 22% over the prior year’s $31,638. The year-over-year increase reflects a 41% jump in the number of tonnes produced at Island Gold Mine, and higher mining costs at the Beaufor Mine operations.

Exploration and project evaluation costs for the first nine months of 2009 were $6,741, down from the $8,170 spent in the comparable period of 2008. The annual $1,429 decrease was primarily attributable to the non-recurrence of $3,663 of costs incurred at the Golden Wonder project in 2008. Richmont has spent over $1,919 at its Francoeur property since launching a major exploration program at this site earlier in 2009, and has also continued to invest in exploration projects, incurring approximately $210 of costs in the first nine months of the year. An additional $5,094 has been spent year-to-date at the Island Gold and Beaufor mines, reflecting the Company’s continuing commitment to grow its reserve base.

Expenses related to custom milling at the Camflo Mill are $2,587 in the first nine months of 2009, compared with $978 in the comparable period of 2008. The increase is a direct result of the greater number of tonnes milled.

Year-to-date administrative expenses increased slightly to $2,570 from $2,431 during the same period in 2008. Stock-based compensation expenses for the period were $295, compared with $384 for the same period in 2008. Of the 310,000 options granted during the first nine months of 2009, a total of 150,000 options represented renewals of expired options granted to officers, and the balance of 160,000 options represented the granting of options to a new director and to new employees. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, was $1.31, compared with $1.05 for the same period in 2008, when 135,000 options were granted.

06
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the nine-month period ended September 30, 2009, mining and income tax expense was $102, based on pre-tax earnings of $337. This charge includes a $254 expense from previous years of mining duties, an exploration credit of $209 not applied on taxes but rather on exploration expenses, and a $426 reduction of future mining taxes. For the nine-month period ended September 30, 2008, mining and income taxes included a credit of $1,200 as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years of which an amount of $350 was applied against property, plant and equipment, $175 of mining duties expense from the previous year, and exploration tax credits of $557 not booked against mining and income taxes, but against exploration expenses.

Net earnings for the first nine months of the year were $226, or $0.01 per share, up from the net loss of $451, or ($0.02) per share, incurred in the comparable period of 2008.

SUMMARY OF OPERATIONS

Island Gold Mine1

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Tonnes	62,302	41,916	159,989	113,422
Head grade (g/t)	5.80	6.78	6.18	6.94
Gold recovery (%)	94.50	95.39	94.88	95.36
Recovered grade (g/t)	5.49	6.47	5.86	6.61
Ounces sold	10,988	8,721	30,150	24,122
Cash cost per ounce (US$)	673	689	717	724
Investment in property, plant and equipment (thousands of CAN$)[2]	834	447	3,503	1,488
Exploration expenses (thousands of CAN$)	1,129	658	2,724	1,425
Deferred development metres	373	87	1,167	210
Diamond drilling (metres)
Definition	3,350	640	13,213	8,876
Exploration	13,726	1,901	14,804	1,901

[1]

Prior to the acquisition of Patricia Mining Corp. in December 2008, which held a 45% interest in the Island Gold project, Richmont Mines consolidated 100% of the Island Gold Mine in its consolidated financial statements, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines held a 55% stake in the joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

[2]	During the nine-month period ended September 30, 2008, Richmont Mines cancelled 2007 exploration tax credits totalling $350.

The amount of ore processed at the Island Gold Mine in the third quarter of 2009 rose 49% year-over-year to 62,302 tonnes, driven by improved efficiency and production rates. The cash cost per ounce produced actually fell year-over-year in US dollar terms to US$673 from US$689 last year, due to more favourable exchange rates. However in Canadian dollar terms, the cash cost per ounce produced at the Island Gold Mine increased 7% year-over-year to CAN$787 from CAN$734 in 2008, reflecting a 15% drop in the recovered grade to 5.49 g/t (versus 6.47 g/t in 2008), primarily the result of a greater amount of development ore being processed. Third quarter gold sales from the Island Gold Mine rose 26% over 2008 levels to 10,988 ounces, driven by the greater number of tonnes processed, while the average selling price obtained increased 17% year-over-year to CAN$1,051 (US$898).

07
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Milling capacity at Island Gold continues to increase, and the average daily production rate in the current quarter was 666 tonnes, well above the second quarter of 2009 level of 576 tonnes, and a significant improvement over the third quarter of 2008 levels of 467 tonnes per day.

In the first nine months of 2009, a total of 159,989 tonnes of ore were processed at Island Gold, a 41% increase over 2008. The number of ounces of gold sold from this mine rose 25% in the first nine months of 2009 to 30,150 ounces, while the average selling price increased 19% year-over-year to CAN$1,086 (US$928). While results year-to-date reflect favourable efficiency improvements, the lower average recovered grade of 5.86 g/t (versus 6.61 g/t in 2008) was below expectations, due primarily to the continued processing of a greater than expected proportion of development ore and higher dilution in the first two quarters of the year.

Year-to-date, progress has been made at the Island Gold Mine, particularly with regards to milling capacity and overall efficiency, as well as in workplace health and safety performance. Staffing challenges experienced in the past have mostly been resolved, and a good team is now in place. In the 2009 third quarter, the Island Gold mill attained its annualized milling rate and also improved production stope performance versus the second quarter of 2009. The Company’s main focus going forward is to achieve its targeted mill head grade of a minimum of 7 g/t.

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Tonnes	26,912	25,572	79,181	85,331
Head grade (g/t)	6.86	9.88	6.64	9.16
Gold recovery (%)	98.66	98.55	97.92	98.37
Recovered grade (g/t)	6.76	9.73	6.50	9.01
Ounces sold	5,852	8,002	16,554	24,707
Cash cost per ounce (US$)	655	455	682	493
Investment in property, plant and equipment (thousands of CAN$)	266	6	654	112
Exploration expenses (thousands of CAN$)	572	803	2,370	2,214
Deferred development metres	219	-	581	-
Diamond drilling (metres)
Definition	10,174	2,190	18,955	6,740
Exploration	7,100	9,028	23,636	24,467

Richmont Mines processed a total of 26,912 tonnes of ore from the Beaufor Mine in the third quarter of 2009, up 5% over 2008 levels. However, cash cost per ounce sold increased a substantial 44% year-over-year to US$655 (CAN$766), from US$455 (CAN$485) in 2008, driven by 31% drop in the recovered grade to 6.76 g/t (from 9.73 g/t in 2008), which was primarily attributable to lower than expected results from room-and-pillar stopes. While third quarter gold sales from Beaufor Mine fell 27% year-over-year to 5,852 ounces, this level represented a 24% increase over second quarter of 2009 levels. The quarterly average price for ounces sold increased 12% over third quarter of 2008 levels to CAN$1,055 (US$902).

08
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Year-to-date, Beaufor Mine has processed a total of 79,181 tonnes of ore, 7% below 2008 levels. Cash cost per ounce of gold produced rose 38% to US$682 (CAN$798), again reflecting a substantially lower recovered grade of 6.50 g/t (versus 9.01 g/t in 2008), driven by less favourable results from room-and-pillar stopes, most notably in the second and third quarters of 2009. Richmont sold a total of 16,554 ounces of gold from the Beaufor Mine in the first nine months of 2009, down 33% from 2008 levels, however this was partially offset by a 16% year-over-year increase in the average selling price to CAN$1,088 (US$930).

Exploration at the Beaufor Mine

The 7,100 metres of exploration drill testing completed in the quarter mainly focused on the east and west extensions of the Q Zone, the depth extension of the C Zone, and the area proximal to the Perron Fault. While results have not led to any significant increase in inferred resources in the zones at depth from year-end 2008, Richmont expects to complete the detailed analysis of these drilling results by the end of this year, at which point management will evaluate all possible alternatives for the mine. Definition drilling in the zones accessible from the current infrastructure increased substantially in 2009 to 10,174 metres in the quarter versus 2,190 metres in the third quarer of last year. Results from this drilling will be compiled for the Company’s year-end reserve calculations.

Camflo Mill

In addition to processing ore from the Beaufor Mine, the Camflo Mill processed a total of 42,460 tonnes in the quarter, up 67% over 2008 levels. This brought year-to-date custom milling tonnage to 111,833, versus the 42,060 tonnes milled in the comparable period of 2008. The 100%-owned Camflo Mill continues to place great emphasis on workplace health and safety, a practice that enabled it to realize the important milestone of three years without a single compensable accident in June 2009.

Exploration properties

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

Exploration costs - Mines
Beaufor Mine	572	803	2,370	2,214
Island Gold Mine	1,129	658	2,724	1,425
	1,701	1,461	5,094	3,639
Exploration costs – Other properties
Francoeur / Wasamac properties	959	25	1,919	124
Golden Wonder property	-	1,849	-	3,663
Other properties	4	200	22	210
Project evaluation	41	90	188	251
	2,705	3,625	7,223	7,887
Exploration tax credits	(195)	(210)	(482)	(567)
Reversal of exploration tax credits recorded in 2007	-	-	-	850
	2,510	3,415	6,741	8,170

09
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur

As previously announced, Richmont has decided to proceed with a development and exploration program at its 100%-owned Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. This mine produced in excess of 345,000 ounces of gold between 1991 and 2001, at which point it was closed as a result of the low prevailing gold price. Current estimates for this property include probable reserves of 615,664 tonnes grading 6.91 g/t Au, and total production of 136,000 ounces of gold over an initial 4 year period. Complete details of the Francoeur Gold Project can be found in the NI 43-101 compliant technical report filed on SEDAR by Richmont on August 5, 2009.

Dewatering of the mine is progressing well, and is expected to be finished in the first quarter of 2010. Once dewatering has been completed, drift excavation work will begin to reach the targeted West Zone. After a phase of definition drilling and stope preparation, we expect to begin gold production in the first half 2011. Based on current probable reserve estimates, this project is expected to produce 35,000 ounces of gold annually for an initial mine life of 4 years.

In tandem with the ongoing mine preparation work, a total of 7,434 metres of surface exploration drilling were completed on this property during the third quarter. While results from this drilling have yet to be finalized, one promising drill result intercepted 7.75 g/t of gold over 2.14 metres. Going forward, Richmont plans to initiate an underground exploration and definition drilling program once access to the mine has been re-established. In particular, several mineralized zones located in the footwall and hanging wall of the West Zone have already been drill identified. However, additional definition drilling from underground is needed to fully evaluate their size and grade before adding them to the mineral inventory.

Cripple Creek

During the third quarter of 2009 Richmont Mines also announced plans for a 5,000 metre drilling program at its 100%-owned Cripple Creek Gold Project. Covering 694 hectares, this property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Exploration by previous owners during the 1980s and 1990s unveiled three notable zones on the property: Mahoney Creek Zone, Zone 16 and Zone 17. Drilling efforts are planned for the first quarter of 2010, and will mainly target the lateral and depth extensions of Zone 16 and Mahoney Creek Zone. Richmont plans to investigate other promising gold targets on the property in the future. Please see our September 23, 2009 press release for full details.

Outlook

Commenting on the quarterly results, Mr. Martin Rivard, President and CEO of Richmont Mines noted: “Along with the rest of the industry, our quarterly results definitely benefitted from the higher gold price. However, we also made notable strides toward lowering our cash cost per ounce at our two operating mines, Island Gold and Beaufor, versus 2009 second quarter levels. Furthermore, we reached our targeted annualized milling rates at our Island Gold Mine, which should translate into improved production results at this operation going forward. Lastly, development work at the Francoeur project is progressing well, and our targeted production launch continues to be the first half of 2011.”

10
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Mr. Rivard continued: “Our focus going forward is fourfold. At Island Gold, our efforts are geared primarily toward increasing tonnage while meeting targeted grade levels and reducing costs. Our mission at Beaufor Mine, in addition to improving production performance, is to increase our resource base below the current infrastructure and to maintain our definition drilling efforts around our existing mining areas. We have completed a total of over 42,000 metres of definition and exploration drilling on this property to date in 2009, the results of which will be used to compile the Company’s year-end Reserve and Resources. Our third focus, and this ties in with the Company’s goal to become an intermediate North American gold producer with 3 to 4 producing mines, is to continue evaluating possible partnership and/or acquisition possibilities – something that we are actively in the process of doing. And lastly, we are focussed on advancing the development of our Francoeur project. Work here is progressing as planned, and we are excited about getting operations on line in the first half of 2011.”

QUARTERLY REVIEW
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2009	2009	2009	2008	2008	2008	2008	2007
KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	19,145	15,736	19,873	22,908	16,495	16,227	14,961	10,321
Net earnings (loss)	183	(1,390)	1,433	2,086	(894)	37	406	(986)
Cash flow from (used in) operations	1,594	(2,324)	3,063	7,428	820	1,326	2,542	(744)
Investment in property, plant and equipment	1,588	2,151	1,603	1,989	1,522	857	825	2,576
KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.01	(0.05)	0.05	0.09	(0.04)	-	0.02	(0.03)
OUNCES OF GOLD SOLD	16,840	13,250	16,614	22,116	16,723	17,111	14,995	10,949
KEY DATA PER OUNCE OF GOLD (US$)
Selling price	899	919	967	897	861	853	888	724
Average cash cost	667	768	695	550	577	598	654	556
Depreciation and depletion	79	66	61	61	76	70	68	79
Total cost	746	834	756	611	653	668	722	635

Summary of results for the last eight quarters

Revenues progressively increased from the fourth quarter of 2007 through the fourth quarter of 2008. These increases were primarily attributable to a greater number of gold ounces being sold and an increase in the average realized sales price per ounce. The fluctuation in revenue for the last three quarters of 2009 reflected the variation in the number of gold ounces sold. The net loss generated in the second quarter of 2009 was attributable to the higher actual production cost per ounce of gold (US$834) in the quarter.

11
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The net losses in the third quarter of 2008 and the fourth quarter of 2007 were mainly attributable to increased exploration spending and higher operating costs related to the start-up of production at the Island Gold Mine, where commercial production began in the fourth quarter of 2007 and had not yet reached full production potential.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax expensed or recovered.

CASH AND CASH EQUIVALENTS

At September 30, 2009, cash and cash equivalents totalled $22,879, unchanged from June 30, 2009 levels, and down $3,142 from the $26,021 at December 31, 2008. The decrease reflects the Company’s $2,334 of cash flow from operations, offset by capital expenditures of $5,343 over the nine-month period. Cash equivalents consist of $16,388 in Guaranteed Investment Certificates (GICs) and Money Market Funds with high-level credit ratings, and $6,491 in cash deposited in a major Canadian chartered bank. At September 30, 2009, Richmont Mines had no long term debt and no hedging contracts.

At September 30, 2009, the Company had $25,700 in working capital, compared with $26,753 at December 31, 2008. This decrease is primarily the result of a decrease in cash and cash equivalents and inventories, offset by increases in accounts receivable, in net income taxes receivable and in short-term investments after reception of the common shares of Mountain Lake Resources Inc.

CAPITAL RESOURCES

The Company did not issue any common shares during the third quarter of 2009. Year-to-date, the Company has issued 34,000 common shares following the exercise of options for a total cash consideration of $82.

Under its current normal course issuer bid program, which the Board of Directors deems an appropriate use of the Company’s funds considering the Company’s strong balance sheet and outlook, Richmont Mines bought back 8,700 of its common shares during the third quarter of 2009, for a total amount of $26, or an average price of $3.01 per share. During the first nine months of 2009, Richmont Mines has bought back 41,900 of its common shares for a total amount of $132, or an average price of $3.16 per share. These shares were cancelled immediately after their repurchase. The Company currently has 26.1 million shares outstanding.

COMMITMENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On February 11, 2009, the Company signed a letter of agreement with Mountain Lake Resources Inc. (“Mountain Lake”) granting the latter the option to acquire the 70% interest held by the Company in the Valentine Lake property, located in central Newfoundland. Mountain Lake currently holds a 30% interest in the property. Under the terms of the letter of agreement, Mountain Lake may exercise its option over a period of 5 years, by paying the Company an additional $3,000 and by spending a total of $1,000 in exploration and development work on the property over the 5-year period.

12
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first nine months of 2008 and 2009, the Company was not involved in any off-balance-sheet transactions.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

The Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 carrying the same title, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 (2008), “Business Combinations”. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace Section 1600, “Consolidated Financial Statements”. Section 1601, establishes standards for the preparation of consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 (2008), “Consolidated and Separate Financial Statements” and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed, in February 2008, that the use of International Financing Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The Company commenced its IFRS conversion project in 2008. The project consists of four phases: diagnosis, design and planning, solution development and implementation. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities.

13
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

As at September 30, 2009, the Company was finalising the first phase of its IFRS conversion, consisting of a preliminary study of the existing financial information and identifying the main sectors where IFRS might have an impact. The Company will be reporting on the progress of its IFRS implementation plan in future MD&As.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 31, 2009, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at September 30, 2009 and 2008, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended September 30, 2009 and September 30, 2008, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash and cash equivalents, its restricted cash and its deposits restricted as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, restricted cash and accounts payable and accrued charges are recorded at fair value and approximate book value as these items will be realized or settled in the short term. Deposits restricted are recorded at fair value and approximate their book value as these items will yield no interest. Changes in fair value are recorded in net earnings. The change in fair value of the cash equivalents is $98 for the nine-month period ended September 30, 2009 ($515 for the nine-month period ended September 30, 2008).

Accounts receivable approximate their book value as these items will be realized in the short term. Interest income from the advance to a minority partner was $203 for the nine-month period ended September 30, 2008.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions at December 31, 2008: risk-free interest rate 2.24%, expected life of 4 months and 7 months, expected volatility of 100% and no expected dividend yield.

14
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended September 30, 2009.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 31, 2009, and available on SEDAR (www.sedar.com).

Regulation 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2008, were performed by qualified persons as defined by NI 43-101. For the Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for the Beaufor Mine, the estimation was prepared by Mrs. Richard Dubuc, P. Geo. and Jessy Thelland, B.Sc., P. Geo., employees of Richmont Mines Inc. These reserves and resources estimations were reviewed by Mr. Daniel Adam, Ph.D., P. Geo., Exploration Director, an employee of Richmont Mines Inc.

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2007, were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, a former employee of Richmont Mines Inc.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

15
OCTOBER 29, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only at the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 31, 2009. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at October 29, 2009. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

16
OCTOBER 29, 2009	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
ended September 30, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

REVENUE
Precious metals	17,721	15,348	50,748	45,095
Other	1,424	1,147	4,036	2,588
	19,145	16,495	54,784	47,683
EXPENSES
Operating costs	12,753	9,893	37,367	30,541
Royalties	386	389	1,193	1,097
Custom milling	876	620	2,587	978
Administration	652	769	2,570	2,431
Exploration and project evaluation (note 2)	2,510	3,415	6,741	8,170
Accretion expense – asset retirement obligations	58	44	171	130
Depreciation and depletion	1,794	1,507	4,398	4,146
Loss (gain) on disposal of mining assets (note 3)	-	1	(580)	21
	19,029	16,638	54,447	47,514
EARNINGS (LOSS) BEFORE OTHER ITEMS	116	(143)	337	169
MINING AND INCOME TAXES	(85)	549	102	34
	201	(692)	235	135
MINORITY INTEREST	18	202	9	586
NET EARNINGS (LOSS)	183	(894)	226	(451)
NET EARNINGS (LOSS) PER SHARE basic and diluted	0.01	(0.04)	0.01	(0.02)
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,112	23,924	26,109	24,002

The accompanying notes are an integral part of the consolidated financial statements.

18
OCTOBER 29, 2009	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

COMPREHENSIVE INCOME
Net earnings (loss)	183	(894)	226	(451)
Comprehensive income, net of income taxes: Change in unrealized loss on available-for-sale investments	(48)	(467)	(147)	(839)
Realized losses on sale of available-for-sale investments included in earnings	10	53	10	11
	(38)	(414)	(137)	(828)
Comprehensive income	145	(1,308)	89	(1,279)
DEFICIT
BALANCE, BEGINNING OF PERIOD	(3,077)	(4,263)	(3,096)	(4,647)
Net earnings (loss)	183	(894)	226	(451)
Redemption of shares (note 6)	(5)	(25)	(29)	(84)
BALANCE, END OF PERIOD	(2,899)	(5,182)	(2,899)	(5,182)
ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE, BEGINNING OF PERIOD	(335)	(62)	(236)	352
Changes in other comprehensive income for the period	(38)	(414)	(137)	(828)
BALANCE, END OF PERIOD	(373)	(476)	(373)	(476)

The accompanying notes are an integral part of the consolidated financial statements.

19
OCTOBER 29, 2009	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	September 30,	December 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	22,879	26,021
Restricted cash	-	116
Short-term investments	610	121
Accounts receivable	1,484	986
Mining and income taxes receivable	1,788	1,586
Inventories (note 4)	5,824	6,012
	32,585	34,842
DEPOSITS RESTRICTED (note 10)	106	-
PROPERTY, PLANT AND EQUIPMENT (note 5)	49,176	48,039
	81,867	82,881
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	6,807	6,912
Mining and income taxes payable	78	1,177
	6,885	8,089
ASSET RETIREMENT OBLIGATIONS (note 10)	4,936	4,664
MINORITY INTEREST	2,033	2,024
FUTURE MINING AND INCOME TAXES	661	1,086
	14,515	15,863
SHAREHOLDERS’ EQUITY
Capital stock (note 6)	64,680	64,672
Contributed surplus (note 7)	5,944	5,678
Deficit	(2,899)	(3,096)
Accumulated other comprehensive income	(373)	(236)
	67,352	67,018
	81,867	82,881

Commitments (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

20
OCTOBER 29, 2009	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITES
Net earnings (loss)	183	(894)	226	(451)
Adjustments for:
Depreciation and depletion	1,794	1,507	4,398	4,146
Stock-based compensation	95	108	295	384
Accretion expense – asset retirement obligations	58	44	171	130
Loss (gain) on disposal of mining assets	-	1	(580)	21
Loss on disposal of short-term investments	10	53	10	11
Minority interest	18	202	9	586
Future mining and income taxes	(357)	6	(425)	(333)
	1,801	1,027	4,104	4,494
Net change in non-cash working capital items (note 8)	(207)	(207)	(1,770)	195
	1,594	820	2,334	4,689
CASH FLOW USED IN INVESTING ACTIVITIES
Property, plant and equipment – Island Gold Mine	(834)	(447)	(3,503)	(1,488)
Property, plant and equipment – Beaufor Mine	(266)	(6)	(654)	(112)
Property, plant and equipment – Francoeur project	(394)	-	(788)	-
Other property, plant and equipment	(94)	(1,069)	(398)	(1,604)
Disposal of mining assets	-	12	9	67
Deposits restricted	(106)	-	(106)	-
Acquisition of short-term investments	-	-	-	(23)
Disposal of short-term investments	14	9	14	712
Cash received from an advance to a minority partner	-	-	-	750
	(1,680)	(1,501)	(5,426)	(1,698)
CASH FLOW USED IN FINANCING ACTIVITIES
Issue of common shares	-	-	82	25
Redemption of common shares	(26)	(419)	(132)	(683)
	(26)	(419)	(50)	(658)
Net increase (decrease) in cash and cash equivalents	(112)	(1,100)	(3,142)	2,333
Cash and cash equivalents, beginning of period	22,991	30,724	26,021	27,291
Cash and cash equivalents, end of period (note 12 c))	22,879	29,624	22,879	29,624

The accompanying notes are an integral part of the consolidated financial statements.

21
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month and the nine-month periods ended respectively on September 30, 2009 and 2008.

1.	Significant accounting policies

These consolidated financial statements reflect the accounts of the Company and its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%). All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2008. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)	Future accounting changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests The Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 carrying the same title, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 (2008), “Business Combinations”. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace Section 1600, “Consolidated Financial Statements”. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 (2008), “Consolidated and Separate Financial Statements” and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada will be harmonized with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS will require the disclosure of additional information in the consolidated financial statements and, despite the similar conceptual framework of Canadian GAAP and IFRS, the Company will need to take into account the differences between these accounting principles. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

22
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

2.	Exploration and project evaluation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

Beaufor Mine	572	803	2,370	2,214
Island Gold Mine	1,129	658	2,724	1,425
Francoeur / Wasamac properties	959	25	1,919	124
Golden Wonder property	-	1,849	-	3,663
Other properties	4	200	22	210
Project evaluation	41	90	188	251
	2,705	3,625	7,223	7,887
Exploration tax credits	(195)	(210)	(482)	(567)
Reversal of exploration tax credits recorded in 2007 a)	-	-	-	850
	2,510	3,415	6,741	8,170

a)

When the Company filed its 2007 income tax returns in June 2008, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

3.	Loss (gain) on disposal of mining assets

The loss (gain) on disposal of mining assets included the following items:

	Nine months ended
	September 30,	September 30,
	2009	2008
	$	$

Valentine Lake property a)	(650)	-
Other mining equipment	70	21
	(580)	21

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a value of $650, or $0.26 per share.

23
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

4.	Inventories

	September 30,	December 31,
	2009	2008
	$	$
		(Audited)

Precious metals	158	2,157
Ore	3,497	1,846
Supplies	2,169	2,009
	5,824	6,012

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first nine months of 2009 and 2008.

5.	Property, plant and equipment

	September 30, 2009			December 31, 2008
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mine sites
Mining properties	1,564	882	682	1,564	860	704
Development costs a)	44,971	12,806	32,165	42,859	10,936	31,923
Buildings	6,104	2,227	3,877	5,955	2,131	3,824
Equipment	14,736	4,869	9,867	12,518	3,959	8,559
Asset retirement costs	2,512	984	1,528	2,493	651	1,842
	69,887	21,768	48,119	65,389	18,537	46,852
Corporate office
Buildings and leasehold improvements	1,476	623	853	1,476	550	926
Equipment and rolling stock	697	493	204	736	475	261
	2,173	1,116	1,057	2,212	1,025	1,187
Total	72,060	22,884	49,176	67,601	19,562	48,039

a)	In 2008, the development costs had increased by $350 following the cancellation of exploration tax credits which had been applied against these costs in 2007.

24
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

6.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2009		September 30, 2009
	Number of		Number of
	shares	Amount	shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of period	26,114	64,701	26,113	64,672
Issue of shares for cash Exercise of stock options a)	-	-	34	111
Redemption of shares b)	(9)	(21)	(42)	(103)
Balance, end of period	26,105	64,680	26,105	64,680

a)	Issue of shares

During the three-month period ended on September 30, 2009, the Company did not issue any common shares following the exercise of stock options.

During the nine-month period ended on September 30, 2009, the Company issued 34,000 common shares following the exercise of stock options and received cash proceeds in the amount of $82. Contributed surplus was reduced by $29 which represents the fair value of the exercised stock options.

b)	Redemption of shares

In December 2008, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2008 and December 4, 2009 up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

During the three-month period ended September 30, 2009, the Company redeemed and cancelled 8,700 common shares for $26 in cash. This transaction increased the deficit by $5.

During the nine-month period ended September 30, 2009, the Company redeemed and cancelled 41,900 common shares for $132 in cash. This transaction increased the deficit by $29.

25
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

6.	Capital stock (continued)

c)	Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan at September 30, 2009, and changes during the three- month and nine-month periods then ended is presented below:

	Three months ended		Nine months ended
	September 30, 2009		September 30, 2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of period	2,284	3.53	2,308	3.84
Granted	85	3.53	310	2.97
Exercised	-	-	(34)	2.42
Cancelled	(34)	4.32	(79)	4.35
Expired	(23)	4.39	(193)	6.34
Options outstanding, end of period	2,312	3.51	2,312	3.51
Exercisable options, end of period	1,320	4.07	1,320	4.07

The following table summarizes information about the Stock Option Purchase Plan at September 30, 2009:

	Options outstanding at			Exercisable options at
	September 30, 2009			September 30, 2009
	Number	Weighted average	Weighted average	Number	Weighted average
Exercise	of options	remaining contractual	exercise price	of options	exercise price
price	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.74	536	3.9	2.05	126	2.23
$2.83 to $4.36	1,221	2.8	3.37	649	3.43
$4.97 to $5.30	555	0.7	5.25	545	5.25
	2,312	2.6	3.51	1,320	4.07

During the nine-month period ended September 30, 2009, the Company granted 310,000 stock options (135,000 for the nine-month period ended September 30, 2008) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.31 ($1.05 in 2008). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	September 30,	September 30,
	2009	2008

Risk-free interest rate	2.3%	3.5%
Expected life	4 years	4 years
Expected volatility	54%	38%
Expected dividend yield	0.0%	0.0%

For the nine-month period ended September 30, 2009, the stock-based compensation costs charged to earnings amount to $295 ($384 in 2008). The contributed surplus was increased by the same amounts.

26
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

7.	Contributed surplus

	September 30,	December 31,
	2009	2008
	$	$
		(Audited)

Balance, beginning of period	5,678	5,092
Stock-based compensation	295	526
Options exercised	(29)	(9)
Redemption of shares	-	69
Balance, end of period	5,944	5,678

8.	Consolidated statements of cash flow

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

Change in non-cash working capital items
Restricted cash	83	-	116	-
Accounts receivable	(158)	(96)	(498)	(299)
Mining and income taxes receivable (payable)	333	618	(1,301)	800
Inventories	692	(183)	188	(940)
Accounts payable and accrued charges	(1,157)	(546)	(275)	634
	(207)	(207)	(1,770)	195
Supplemental information
Cash received (paid) during the period:
Interests and variation on fair value on cash equivalents	28	286	143	946
Mining and income taxes	263	216	(1,442)	(372)
Interests	-	-	(121)	-
Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule of the asset retirement obligations	-	-	101	-
Common shares of public company received as consideration from disposal of mining assets (note 3)	-	-	650	-
Change in accounts payable and accrued charges related to development projects and other property, plant and equipment	(133)	174	170	(105)

27
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

9.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced based on the actual price of gold, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

10.	Deposits restricted and letters of credit

As at September 30, 2009, the Company had $106 in deposits restricted with Quebec’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of deposits restricted and letters of credit issued as at September 30, 2009:

	September 30,	Date of
	2009	renewal
	$

Deposits restricted
Beaufor Mine	52
Francoeur property	54
	106
Letters of credit
Camflo Mill	1,332	October 20, 2009
Island Gold Mine (Kremzar property)	590	October 26, 2009
Island Gold Mine (Lochalsh property)	184	October 5, 2009
	2,006

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

11.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as short-term investments.

28
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

11.	Capital disclosures (continued)

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

12.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash and cash equivalents, its restricted cash and its deposits restricted as assets held-for- trading, its short-term investments as available-for-sale financial assets, its accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

The following table presents the carrying amounts and fair values of each financial instruments category:

	September 30, 2009		December 31, 2008
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$
			(Audited)

Held-for-trading financial assets
Cash and cash equivalents a)	22,879	22,879	26,021	26,021
Restricted cash a)	-	-	116	116
Deposits restricted b)	106	106
	22,985	22,985	26,137	26,137
Available-for-sale financial assets
Short-term investments c)	610	610	121	121
Loans and receivables
Accounts receivable a)	540	540	183	183
Other financial liabilities
Accounts payable and accrued charges a)	6,743	6,743	6,912	6,912

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of deposits restricted approximates their book value as these items will yield no interest.

c)

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly- traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions as at December 31, 2008: risk-free interest rate of 2.24%, expected life of 4 months and 7 months, expected volatility of 100% and no expected dividend yield.

The variation on fair value of cash equivalents since January 1st, 2009 is $98 ($515 for the nine-month period ended September 30, 2008) and interest income from the advance to a minority partner is $203 for the nine-month period ended September 30, 2008.

29
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

12.	Financial instruments and risk management (continued)

b)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in short-term investments and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to the previous period.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the nine-month periods ended September 30, 2009 and 2008, the Company did not enter into any forward exchange contracts.

The risk which the Company was exposed as at September 30, 2009 is established as:

	September 30,	December 31,
	2009	2008
	US$	US$
		(Audited)

Cash and cash equivalents	24	217
Accounts payable and accrued charges	-	28

Based on the above net exposures as at September 30, 2009, and assuming that all other variables remain constant, a 10% variation of the Canadian dollar against US dollar would result in a variation of $2 of the foreign exchange gain related to cash in US dollars.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to the fluctuation of the gold price is unchanged from the previous period. During the nine-month periods ended September 30, 2009 and 2008, the Company did not enter into any hedging contract for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at September 30, 2009, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $31 in net earnings.

c)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At September 30, 2009, 78% of the Company’s cash and cash equivalents are held in three financial institutions and the balance is divided into three Money Market Funds.

30
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

12.	Financial instruments and risk management (continued)

c)	Credit risk (continued)

The following table presents the composition of cash and cash equivalents:

	September 30,	December 31,
	2009	2008
	$	$
		(Audited)

Cash	6,491	7,722
Cash equivalents a)	16,388	18,299
	22,879	26,021

	a)	Cash equivalents are composed of Guaranteed Investment Certificates that will mature in October and November 2009 with effective rate varying from 0.75% to 1.10% and of Money Market Funds.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous period.

d)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

13.	Comparative figures

Certain comparative figures provided for the period ended September 30, 2008 have been reclassified to conform with the presentation adopted for the period ended September 30, 2009.

14.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

31
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

14.	Segmented information (continued)

	Three months ended September 30, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,556	11,550	39	19,145
Mine operating costs and other	5,435	8,666	624	14,725
Exploration and project evaluation	512	1,132	866	2,510
Depreciation and depletion	531	1,188	75	1,794
Earnings (loss) before other items	1,078	564	(1,526)	116
Acquisition of property, plant and equipment	257	512	688	1,457
Current assets	8,387	5,176	19,022	32,585
Deposits restricted	52	-	54	106
Property, plant and equipment	4,733	41,178	3,265	49,176
Total assets	13,172	46,354	22,341	81,867

	Three months ended September 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	8,246	7,838	411	16,495
Mine operating costs and other	4,596	6,410	709	11,715
Exploration and project evaluation	686	657	2,072	3,415
Depreciation and depletion	460	972	75	1,507
Loss (gain) on disposal of mining assets	(1)	12	(10)	1
Earnings (loss) before other items	2,505	(213)	(2,435)	(143)
Acquisition of property, plant and equipment	115	609	958	1,682
December 31, 2008 (audited)
Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039
Total assets	15,397	44,711	22,773	82,881

32
OCTOBER 29, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

14.	Segmented information (continued)

	Nine months ended September 30, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	21,896	32,741	147	54,784
Mine operating costs and other	16,188	25,379	2,321	43,888
Exploration and project evaluation	2,201	2,741	1,799	6,741
Depreciation and depletion	1,142	3,082	174	4,398
Loss (gain) on disposal of mining assets	2	12	(594)	(580)
Earnings (loss) before other items	2,363	1,527	(3,553)	337
Acquisition of property, plant and equipment	687	3,566	1,181	5,434
Current assets	8,387	5,176	19,022	32,585
Deposits restricted	52	-	54	106
Property, plant and equipment	4,733	41,178	3,265	49,176
Total assets	13,172	46,354	22,341	81,867

	Nine months ended September 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	24,359	21,971	1,353	47,683
Mine operating costs and other	14,319	18,665	2,193	35,177
Exploration and project evaluation	2,139	1,440	4,591	8,170
Depreciation and depletion	1,349	2,588	209	4,146
Loss (gain) on disposal of mining assets	8	23	(10)	21
Earnings (loss) before other items	6,544	(745)	(5,630)	169
Acquisition of property, plant and equipment	388	1,322	1,300	3,010
December 31, 2008 (audited)
Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039
Total assets	15,397	44,711	22,773	82,881

33
OCTOBER 29, 2009	RICHMONT MINES INC.